NewCardio, Inc. – 2350 Mission College Boulevard – Suite 1175 – Santa Clara, CA – 95054

July 13, 2010

Via Edgar and Federal Express
United States Securities and Exchange Commission
Washington, D.C. 20549-6010
Division of Corporation Finance

Re:	NewCardio, Inc. Request for Withdrawal of Registration Statement on Form S-1 (SEC File No. 333-166477) filed May 3, 2010

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Act”), NewCardio, Inc., a Delaware corporation (the “Company”) hereby respectfully requests that the Securities and Exchange Commission (the “Commission”) consent to the immediate withdrawal of the Company’s registration statement on Form S-1, together with all exhibits thereto (collectively, the “Registration Statement”) filed with the Commission (SEC File No. 333-166477).  The Registration Statement was filed on May 3, 2010 and has not become effective.

The Company submits this request for withdrawal as it does not intend to pursue the contemplated offering at this time. The Company confirms that no securities have been or will be distributed, issued or sold pursuant to the Registration Statement or the prospectus contained therein. The Company may undertake a subsequent private offering in reliance on Securities Act Rule 155(c).

Accordingly, the Company hereby respectfully requests that consent to this withdrawal of the Registration Statement be issued by the Commission as soon as reasonably possible.  Please forward copies of the consent to the withdrawal of the Registration Statement to the undersigned via facsimile at 775.254.5118 and via mail at 2350 Mission College Boulevard, Suite 1175, Santa Clara, CA 95054, with a copy to Thomas Rose of Sichenzia Ross Friedman Ference LLP, via facsimile at 212.930.9725.

Sincerely,
/s/ Richard D. Brounstein
Richard D. Brounstein, CFO